Filed Pursuant to Rule 424(b)(3)
Registration No. 333-186656

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
SUPPLEMENT NO. 14 DATED DECEMBER 22, 2014
TO THE PROSPECTUS DATED MAY 28, 2014
This document supplements, and should be read in conjunction with, the prospectus of Cole Real Estate Income Strategy (Daily NAV), Inc. dated May 28, 2014 and Supplement No. 11 dated November 21, 2014, which superseded and replaced all previous supplements to the prospectus, Supplement No. 12 dated December 5, 2014 and Supplement No. 13 dated December 15, 2014. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Real Estate Income Strategy (Daily NAV), Inc.;
(2)	placement of debt on certain real property investments and related matters; and
(3)	an update to our management.
OPERATING INFORMAITON
Status of Our Public Offering
We commenced our initial public offering on December 6, 2011 for a maximum of $4,000,000,000 in W Shares of common stock. On August 26, 2013, our registration statement, which registered the offer and sale of our W Shares as well as two new classes of our common stock, A Shares and I Shares, was declared effective by the U.S. Securities and Exchange Commission. We are offering up to $4,000,000,000 in shares of common stock of the three classes, consisting of $3,500,000,000 in shares in our primary offering and $500,000,000 in shares pursuant to our distribution reinvestment plan. We are offering to sell any combination of W Shares, A Shares and I Shares with a dollar value up to the maximum offering amount. As of December 17, 2014, we had accepted investors’ subscriptions for, and issued, approximately 8.2 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $137.1 million.
We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.
PROSPECTUS UPDATES
Placement of Debt on Certain Real Property Investments and Related Matters
The following information supersedes and replaces the fifth paragraph of the section of our prospectus captioned “Investment Objectives, Strategy and Policies - Borrowing Policies” beginning on page 80 of the prospectus. All other applicable references in the prospectus are also hereby superseded and replaced.
Our sponsor, our advisor, any of our directors and any of their respective affiliates will not make loans to us, except that we may borrow funds from affiliates of our advisor, including our sponsor, (a) as bridge financing to enable us to acquire property; or (b) for the purpose of providing short-term financing as necessary to satisfy valid redemption requests under our share redemption plan, in either case when offering proceeds alone are insufficient to do so and third-party financing has not been arranged or is insufficient. Any and all such transactions must be approved by a majority of our directors, including a majority of our independent directors, not otherwise interested in such transactions as being fair, competitive and commercially reasonable and on terms and conditions no less favorable to us than those available from unaffiliated third parties.

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives, Strategy and Policies — Placement of Debt on Certain Real Property Investments” beginning on page 88 of the prospectus.
Series C Loan
On December 16, 2014, our operating partnership entered into a $20.0 million unsecured revolving line of credit with Series C, LLC, an affiliate of our advisor (the “Series C Loan”). The Series C Loan bears interest at a rate per annum equal to the one-month LIBOR plus 2.45% with accrued interest payable monthly in arrears and principal due upon maturity on December 15, 2015. In the event the Series C Loan is not paid off on the maturity date, the loan includes default provisions. Upon the occurrence of an event of default, interest on the Series C Loan will accrue at an annual default interest rate equal to 4.0% above the stated interest rate. The Series C Loan has been approved by a majority of our directors (including a majority of our independent directors) not otherwise interested in the transaction as fair, competitive and commercially reasonable and no less favorable to us than a comparable loan between unaffiliated parties under the same circumstances. As of December 19, 2014, we did not have any borrowings outstanding under the Series C Loan.
Management
The following information supersedes and replaces the first paragraph of the section of our prospectus captioned “Management — Executive Officers and Directors” on page 108 of the prospectus.
Michael T. Ezzell serves as our chairman, chief executive officer and president, and Simon J. Misselbrook serves as our chief financial officer and treasurer. We do not directly compensate Messrs. Ezzell or Misselbrook for their services as executive officers of our company, nor do we reimburse our advisor or any affiliate of our advisor for their salaries or benefits. We have provided below certain information about our executive officers and directors.

Name	Age*	Position(s)
Michael T. Ezzell	39	Chairman, Chief Executive Officer and President
Simon J. Misselbrook	36	Chief Financial Officer and Treasurer
T. Patrick Duncan	66	Independent Director
George N. Fugelsang	74	Independent Director
Richard J. Lehmann	70	Independent Director
Roger D. Snell	58	Independent Director
* As of December 19, 2014.
The “Management — Executive Officers and Directors” section beginning on page 108 of the prospectus is supplemented with the following information.
Michael T. Ezzell has served as our chairman, chief executive officer and president since December 2014 and has served as executive vice president of our advisor since March 2014. In addition, Mr. Ezzell serves or served in the following positions for certain other programs sponsored by Cole Capital®:

Entity	Position(s)	Dates
Cole Office & Industrial REIT (CCIT II), Inc.	Director, Chief Executive Officer and President	December 2014 - Present
Cole REIT Advisors, LLC, Cole REIT Advisors III, LLC, Cole Corporate Income Advisors, LLC, Cole Corporate Income Advisors II, LLC, Cole REIT Advisors IV, LLC, Cole REIT Advisors V, LLC, Cole Capital Partners, LLC, Cole Capital Advisors, Inc., Cole Capital Corporation
	Executive Vice President	March 2014 - Present
Mr. Ezzell has served as executive vice president, private capital markets at Cole Capital since March 2014. In this role, Mr. Ezzell provides strategic direction and oversees all aspects of private capital management for Cole Capital, including product development, external and internal sales, marketing, broker/dealer relations, due diligence and securities operations. Mr. Ezzell served as senior vice president, product and business development at Cole Capital from January 2010 until March 2014. Prior to joining Cole Capital and its affiliates in January 2010, Mr. Ezzell was employed by AIG Advisor Group from November 2004 until January 2010, most recently as director of investment research. Mr. Ezzell was actively involved in the due diligence and research of all packaged investment products and programs for AIG Advisor Group’s four independent broker-dealers with a network of approximately 6,000 independent financial advisors. Mr. Ezzell also served as a vice president with J.P. Carey Asset Management from 1998 until 2004. Mr. Ezzell received a B.A. degree with a double major in Economics and Political Science from Stetson University. He holds FINRA Series 7, 24 and 63 licenses.
Mr. Ezzell was selected to serve as a director because of his extensive capital markets experience and investment expertise, in addition to his leadership role at Cole Capital, all of which are expected to bring valuable insight to the board of directors.

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